SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

MFC Industrial Ltd.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
55278T105
(CUSIP Number)
Lloyd I. Miller, III, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
**
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 10 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**Voluntary filing.

CUSIP No.	55278T105	13D/A1	Page 2 of 10

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,871,816
	8	SHARED VOTING POWER
80,102
	9	SOLE DISPOSITIVE POWER
1,871,816
	10	SHARED DISPOSITIVE POWER
80,102

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,951,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%

14	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A1

This constitutes Amendment No. 1 to the statement on Schedule 13D (the “Amendment No. 1”) filed on behalf of Lloyd I. Miller III (“Mr. Miller” or the “Reporting Person”), dated and filed December 6, 2013 (the “Statement”), relating to the common stock (the “Common Stock”), of MFC Industrial Ltd., (the “Company”). The Company’s principal executive offices are located at Suite 1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-1 (“Trust A-1”), Trust A-2 (“Trust A-2”), Trust A-3 (“Trust A-3”), Trust A-4 (“Trust A-4”), and Trust C (“Trust C” and, together with Trust A-1, Trust A-2, Trust A-3 and Trust A-4, the “Trusts”). The Trusts and Trust D were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, which are Trust A-1, Trust A-2 Trust A-3 and Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-1 were purchased with funds generated and held by Trust A-1. The aggregate purchase price for the shares of Common Stock purchased by Trust A-1 was approximately $320,587.00. All of the shares of Common Stock purchased by Trust A-2 were purchased with funds generated and held by Trust A-2. The aggregate purchase price for the shares of Common Stock purchased by Trust A-2 was approximately $262,084.00. All of the shares of Common Stock purchased by Trust A-3 were purchased with funds generated and held by Trust A-3. The aggregate purchase price for the shares of Common Stock purchased by Trust A-3 was approximately $208,573.00. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $5,504,788.00. All of the shares of Common Stock purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the shares of Common Stock purchased by Trust C was approximately $1,965,841.00. All of the shares of Common Stock purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the shares of Common Stock purchased by Trust D was approximately $18,388.00.

Mr. Miller is the managing member of Milfam LLC, a Delaware limited liability company. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the managing member of Milfam LLC were purchased with funds generated and held by Milfam LLC. The aggregate purchase price for the shares of Common Stock purchased by Milfam LLC was approximately $49,841.00.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the shares of Common Stock purchased by Milfam II was approximately $2,460,187.00.

Mr. Miller is the manager of LIMFAM LLC (f/k/a Milfam NG LLC) (“LIMFAM LLC”), a Delaware limited liability company. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager for LIMFAM LLC were purchased with funds generated and held by LIMFAM LLC. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as manager of LIMFAM LLC was approximately $725,058.00.

Milfam LLC is the manager of AMIL of Ohio, LLC (“AMIL”), an Ohio limited liability company established pursuant to the Operating Agreement of AMIL of Ohio, LLC, effective as of May 14, 2010. All of the Shares Mr. Miller is deemed to beneficially own as Manager of Milfam LLC, which is the manager of the manager of AMIL, were purchased with money generated and held by AMIL. The aggregate purchase price for the shares of Common Stock purchased by AMIL was approximately $9,650.00.

Mr. Miller is the authorized agent of a certain brokerage account for the benefit of Lloyd I. Miller, IV (the “Brokerage Account”). All of the Shares held by Brokerage Account were purchased with funds generated and held by Brokerage Account. The aggregate purchase price for the shares of Common Stock purchased by the Brokerage Account was approximately $9,650.00.

Mr. Miller is the settlor of an individual retirement trust account (the “IRA”). All of the Shares held by the IRA were purchased with personal funds generated and contributed to the IRA by Mr. Miller. The aggregate purchase price for the shares of Common Stock purchased by the IRA was approximately $1,092.00.

Mr. Miller is the trustee for a certain generation skipping trust, Catherine Miller GST (the “Catherine GST”). All of the Shares Mr. Miller is deemed to beneficially own as the trustee for Catherine GST were purchased with funds generated and held by the Catherine GST. The aggregate purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of the Catherine GST was approximately $186,429.00.

Mr. Miller is the trustee for a certain generation skipping trust, Kimberly Miller GST (the “Kimberly GST”). All of the Shares Mr. Miller is deemed to beneficially own as the trustee for Kimberly GST were purchased with funds generated and held by the Kimberly GST. The aggregate purchase price for the Shares Miller is deemed to beneficially own as trustee of the Kimberly GST was approximately $48,783.00.

Mr. Miller is the co-trustee of a trust (“Crider GST”). All of the Shares Mr. Miller is deemed to beneficially own as the co-trustee for Crider GST were purchased with funds generated and held by the Crider GST. The aggregate purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of Crider GST was approximately $237,089.00.

Mr. Miller is the trustee for a certain generation skipping trust, Lloyd I. Miller, III GST (the “Lloyd GST”). All of the Shares Mr. Miller is deemed to beneficially own as the trustee for Lloyd GST were purchased with funds generated and held by the Lloyd GST. The aggregate purchase price for the Shares Miller is deemed to beneficially own as trustee of the Lloyd GST was approximately $59,680.00.

Mr. Miller is the custodian to a certain custodian account created for the benefit of Luke Miller (the “Luke Account”). All of the Shares Mr. Miller is deemed to beneficially own as the custodian to the Luke Account were purchased with money generated and held by the Luke Account. The aggregate purchase price for the shares of Common Stock purchased by Luke Account was approximately $3,860.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT I (T8) (“MILGRAT I (T8)”), dated as of October 24, 2011, Mr. Miller was named as the trustee to MILGRAT I (T8). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT I (T8) were contributed to MILGRAT I (T8) by its grantor, Catherine C. Miller.

Mr. Miller shares investment and dispositive power with a family member over Shares held by the a certain Custodian Managed Account established pursuant to a certain PNC Advisors Custody Agreement dated as of December 9, 2003 (“Custody Account”). All of the Shares held by Custody Account were purchased with funds generated and held by Custody Account. The aggregate purchase price for the shares of Common Stock purchased by the Custody Account was approximately $168,470.00.

Mr. Miller is the grantor and co-trustee of a trust in favor of Alexandra Miller and Lloyd I. Miller, IV (the “KSMTR”). As investment counsel, Miller may exercise sole rights to vote and dispose of Shares. The purchase price for the Shares held by the KSMTR was approximately $91,310.00.

Mr. Miller shares investment and dispositive power with his spouse (the “Spouse Account”). All of the Shares held by the Spouse Account were purchased with funds generated and held by the Spouse Account. The aggregate purchase price for the shares of Common Stock purchased by the Spouse Account was approximately $162,645.00.

All of the shares of Common Stock purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the shares of Common Stock purchased by Mr. Miller on his own behalf was approximately $6,272.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The shares of Common Stock covered by this Schedule 13D, as amended by Amendment No. 1, were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor. Mr. Miller is making this voluntary filing as an independent investor in the interest of full disclosure.

Mr. Miller welcomed the recent press release by the Company with the headline: “MFC WILLING TO SUPPORT PROPORTIONATE BOARD REPRESENTATION TO END PROXY CONTEST.” Consistent with the Company’s announced support of proportionate board representation, Mr. Miller believes it is in the best interests of the Company to add three independent directors to the Board, taken from a pool of proposed shareholder nominees, within 120 days after the annual meeting of shareholders, which is scheduled for December 27, 2013.

On December 16, Institutional Shareholder Services Inc. (“ISS”) recommended that MFC shareholders vote against the Kellogg Group’s proposal to fix the number of directors at 11 and recommended in favor of two Kellogg-endorsed director nominees, J. Andrew Betts and Patrice E. Merrin. Mr. Miller agrees with ISS that the Kellogg Group should not receive disproportionate representation.

Michael Smith, the Company’s CEO, expressed willingness to resolve the proxy contest in the interest of seeking a “fair compromise that is in the best interest of the Company.” Mr. Miller concurs that, rather than face a costly and unnecessary proxy contest, the Company should recognize the Kellogg Group and reach a fair compromise so that the Kellogg Group is fairly and equitably treated.

Mr. Miller has the highest respect for Mr. Smith and Mr. Kellogg and seeks a reasonable accommodation and resolution between the Company and the Kellogg Group, with due consideration for the rights of other shareholders. He believes that the addition of three independent directors to the Board, selected from candidates proposed by independent shareholders, would best achieve a proportionate representation between the Company’s current board of directors, the Kellogg Group, and other shareholders.

Mr. Miller intends to vote all the shares of the Reporting Person on the Blue proxy card of the Kellogg Group. Specifically, Mr. Miller intends to vote FOR fixing the number of directors at 11, FOR the following shareholder nominees - Peter R. Kellogg, J. Andrew Betts, William C. Horn III and Patrice E. Merrin, and FOR the following management nominee - Dr. Shuming Zhao. Mr. Miller is expressing his current views and intentions and is not soliciting the vote of any other shareholder.

In the interest of providing additional disclosure, the Reporting Person previously included in its filing a letter sent to the Board of Directors of the Company on December 4, 2013. A copy of Mr. Miller’s December 4, 2013 letter to the Company was attached as Exhibit 99.1 to the original Statement on Schedule 13D.

This Amendment No. 1, including without limitation Item 4, describes certain matters referenced in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investment, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 1,951,918 shares of Common Stock, which is equal to approximately 3.1% of the outstanding shares, based on 62,552,126 shares of Common Stock outstanding, as reported in the Issuer’s Form 20-F filed on April 1, 2013. As of the date hereof, 82,701 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-1, 29,400 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-2, 19,921 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-3, 888,075 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 264,596 of such beneficially owned shares of Common Stock are owned of record by Trust C, 4,971 of such beneficially owned shares of Common Stock are owned of record by Trust D, 350,281 of such beneficially owned shares of Common Stock are owned of record by Milfam II, 64,605 of such beneficially owned shares of Common Stock are owned of record by MILGRAT I (T8), 97,004 of such beneficially owned shares of Common Stock are owned of record by LIMFAM LLC, 5,453 of such beneficially owned shares of Common Stock are owned of record by AMIL, 25,051 of such beneficially owned shares of Common Stock are owned of record by Catherine GST, 6,000 of such beneficially owned shares of Common Stock are owned of record by Kimberly GST, 29,587 of such beneficially owned shares of Common Stock are owned of record by Crider GST, 8,000 of such beneficially owned shares of Common Stock are owned of record by Lloyd GST, 259 of such beneficially owned shares of Common Stock are owned of record by IRA, 2,181 of such beneficially owned shares of Common Stock are owned of record by Luke Account, 7,000 of such beneficially owned shares of Common Stock are owned of record by MILFAM LLC, 5,453 of such beneficially owned shares of Common Stock are owned of record by the Brokerage Account, 23,544 of such beneficially owned shares of Common Stock are owned of record by the Custody Account, 12,291 of such beneficially owned shares of Common Stock are owned of record by KSMTR, 22,000 of such beneficially owned shares of Common Stock are owned of record by Spouse Account, and 3,545 of such beneficially owned shares of Common Stock are owned of record by Mr. Miller directly.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares of Common Stock held of record by Trust A-1, Trust A-2, Trust A-3, Trust A-4, Trust C, AMIL, MILGRAT I (T8), Catherine GST, Kimberly GST, Lloyd GST, KSMTR, IRA, Luke Account, MILFAM LLC, Milfam II, LIMFAM LLC, the Brokerage Account and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust D, Crider GST, the Spouse Account and the Custody Account.

(c) The following table details the transactions effected by Mr. Miller since the filing of the Statement.

	Trust A-4
Date of Transaction	Number of Shares Purchased	Price Per Share
December 6, 2013	8,000	$7.5638
December 11, 2013	7,000	$7.389999
December 12, 2013	2,000	$7.3553

	Trust C
Date of Transaction	Number of Shares Purchased	Price Per Share
December 5, 2013	15,800	$7.617449
December 16, 2013	48,000	$7.35
December 18, 2013	35,300	$7.42

	Milfam II
Date of Transaction	Number of Shares Purchased	Price Per Share
December 13, 2013	11,000	$7.4345

	Lloyd GST
Date of Transaction	Number of Shares Purchased	Price Per Share
December 11, 2013	8,000	$7.44

	KSMTR
Date of Transaction	Number of Shares Purchased	Price Per Share
December 13, 2013	8,000	$7.43
December 18, 2013	4,291	$7.37

	Crider GST
Date of Transaction	Number of Shares Purchased	Price Per Share
December 10, 2013	2,000	$7.45

	Spouse Account
Date of Transaction	Number of Shares Purchased	Price Per Share
December 16, 2013	14,000	$7.36
December 18, 2013	8,000	$7.40

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2013

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III